Filed by PartnerRe Ltd
Pursuant to Rule 425
Under the Securities Act of 1933

Subject Company:  PARIS RE Holdings Ltd
Commission File No.: 021-98562

Questions and Answers – Underwriter version

Project Tower

The following document provides answers to questions you may be asked during your discussions with employees, clients, brokers, peers, investors, analysts etc. regarding the PARIS RE acquisition. Communication during the acquisition process must be monitored and carried out carefully, to ensure that there are no material misstatements or omissions relating to the transaction. This document has been created to provide you with the most accurate and appropriate answers to questions and we ask that you limit the content of your discussions to what we have included here. If there is something you would like to discuss with your clients or brokers that is not included in this package, please contact Corporate Communications or Group Legal for review and approval before taking any further steps in communication.

For underwriters, this document goes hand-in-hand with the Client Relations Protocol.

We also ask that you follow the Group External Communications Policy and Local External Communications Approval Process (copies available on PartnerRelink). In particular, if you are contacted by an investor, analyst or a member of the media, you are required to direct them to the appropriate contact below:

Investors and analysts – Robin Sidders - 1 441 294 5216

Media – Celia Powell - 1 441 294 5210

General

Who is PARIS RE?

PARIS RE was formed in 2006, after AXA Group sold the reinsurance activities of AXA Re to a group of investors. It is a mid-size reinsurer with 400 employees in 7 locations (Paris, Zug, Singapore, Miami, New York, Washington and Montreal). The company has a mature book of business which is diversified geographically and by business line. The business is predominantly short-tail and non-life, written mainly through brokers and on a non-proportional basis.

Financially, the company has a good performance history, with a strong balance sheet [total assets of $6.8 billion; shareholders equity of $2.0 billion, and solid ratings (“A-“ with a positive outlook from AM Best; “A-“ with a stable outlook from S&P). Further enhancing its balance sheet strength is a reserve guarantee provided by AXA which covers all pre-2006 reserves. The company follows a conservative investment strategy with minimal exposure to subprime.

PARIS RE has a strong management team with long-term industry experience. Hans-Peter Gerhardt was appointed CEO of AXA Re in 2003 and has since then led the company with the same management team. The significant private equity owners of PARIS RE are Hellman and Friedman, StonePoint, Vestar Capital Partners, Crestview Capital Partners and its shares are traded in France on the NYSE Euronext stock exchange, symbol: PRI. Their web address is: www.paris-re.com

What is PartnerRe’s rationale for this acquisition?

This is the right acquisition at the right time. It will help us to be better positioned to achieve our strategy and goals in the face of an uncertain future. In times of uncertainty, capital position, balance sheet strength, increased spread and breadth of portfolio and diversifying capabilities are increasingly important for managing downside risk. Given the limited access to capital markets today as well as the limited organic growth opportunities, a good acquisition is an excellent way to increase our capital base and diversification, to gain additional skilled people and to improve our risk profile.

With our increased capital and enhanced diversification, we can do more for our clients, shareholders and employees, and with our increased financial flexibility we will provide more strategic options.

Finally, this transaction does not change our strategy and goals, our fundamental values or the way we think about, evaluate and value risk.

To make sure this acquisition is a success, we need to maintain our sound underwriting, overall risk control and tight management of our expenses.

Why PARIS RE?

PARIS RE meets all of our acquisition criteria:

o	A reinsurer, PARIS RE is the right size target at $2.0 billion in capital; it has a high quality, liquid investment portfolio and its acquisition will strengthen PartnerRe’s balance sheet.

o
Increased opportunities, capabilities and diversification–PARIS RE has a mature reinsurance portfolio and its book of business will offer access to a broader base of clients in numerous geographic areas, especially in emerging markets and in non-cat diversifying lines, such as short tail facultative business.

o	Experienced and capable underwriter and managers.

o	Represents low-to-moderate integration risk.

Does this acquisition mean you are modifying your strategy?

This deal will not change our strategy, risk management philosophy or underwriting process. We see this transaction as incremental and additive, creating a larger and stronger PartnerRe rather than a different PartnerRe. It does not change our fundamentals, our values, or the way we think about, evaluate and value risk. We believe that the optimal size for a reinsurer in today’s uncertain world is the top end of the mid-sized reinsurers – large enough to matter in the market, but not too large to lose operational flexibility.

Is this your strategy, to grow through acquisitions?

We will make acquisitions when it is feasible and appropriate to do so. A need would have to be identified, and the acquired company would have to meet our acquisition criteria. In a limited growth environment, this is an effective way for us to build to an appropriate level of capital size and book. We continue to seek opportunities to grow organically, especially in the emerging markets and Life.

When will the transaction be completed?

This transaction is structured in three steps. In the first step of the transaction, PartnerRe, which recently acquired approximately 6% of PARIS RE’s outstanding common shares, will acquire an additional 57% of PARIS RE’s shares from certain private equity investors. Immediately prior to the closing of this block purchase, PARIS RE intends to effect a capital distribution equivalent to $3.85 per common share to all of its shareholders. In the coming weeks, PartnerRe may enter into agreements to purchase additional PARIS RE shares from certain other shareholders who were or were related to shareholders of PARIS RE prior to its initial public offering. Following the block purchase, we intend to commence a voluntary public exchange offer for all of PARIS RE’s shares not acquired in the block purchase. The public exchange offer would be subject to the approval of the French Autorité des Marchés Financiers (French regulators), an independent expert’s report and the listing of PartnerRe shares on Euronext Paris. Following the completion of the public exchange offer, PartnerRe intends to acquire any remaining shares through a compulsory merger. The block purchase is subject to a number of conditions, including governmental and regulatory approvals, the satisfaction of customary closing conditions, PartnerRe shareholder approval and PARIS RE shareholder approval to remove the provisions of its articles of association purporting to require a cash takeover bid for any acquisition of more than one-third of the voting rights of PARIS RE. The sellers in the block purchase have agreed to vote in favor such removal. The parties currently expect that the block purchase will be completed in Q4 2009 and the remaining transaction steps will be completed during Q1 2010.

What is the financial impact to PartnerRe?

Our balance sheet will be stronger with less leverage and therefore increased financial flexibility. The increased capital, greater diversification, broader market presence and deepened capabilities will mean we are better able to absorb risk while pursuing healthy risk-adjusted returns.

What impact will this acquisition have on your current ratings?

We have discussed this transaction with each of our rating agencies and our ratings have been affirmed, however, two of the agencies have put us on negative outlook to reflect increased integration risk. We expect that after the successful integration of PARIS RE, our outlooks would be changed back to stable.

What consideration will be offered in the transaction?

The consideration to be offered in the transaction will consist of PartnerRe shares. PARIS RE shareholders will receive 0.3 PartnerRe common shares for each 1.0 PARIS RE common share they own, subject to adjustment up or down if the parties’ relative tangible book values diverge significantly prior to the closing of the block purchase. In addition, the number of PartnerRe shares payable for each PARIS RE share in the public exchange offer and the merger will be appropriately adjusted upwards to account for any dividends declared on the PartnerRe common shares having a record date following the closing of the block purchase but before the settlement of the exchange offer. Prior to the closing of the block purchase, PARIS RE will make a cash distribution to its shareholders.

Who are the financial advisors for the transaction?

UBS and Greenhill are advising PartnerRe and Credit Suisse is acting as financial advisor to PARIS RE.

With a more concentrated presence in Europe, will PartnerRe seek a dual listing in Europe to provide better access to European investors and therefore greater liquidity?

PartnerRe expects to seek a listing on Euronext Paris to facilitate new European shareholders. A dual listing should enhance and diversify PartnerRe’s shareholder base.

Did PartnerRe look at other targets or was this a special opportunity?

PartnerRe evaluates all potential acquisition opportunities against our established acquisition criteria. We consider this acquisition is the best fit for PartnerRe currently.

What will PartnerRe look like after completion of the deal?

On a pro-forma basis, the combined entity will have a capital base of approximately $6.5 billion and $23 billion in assets. As a result of this deal, PartnerRe will be a bigger company in terms of capital base and diversification, and expects to be able to provide clients – both theirs and ours – with more capacity, higher limits and long term stability.

How does PARIS RE’s approach to reserving and risk management compare to PartnerRe’s?

We are comfortable with the loss reserving and risk management practices at PARIS RE.

How does PARIS RE’s retrocession buying strategy compare to PartnerRe’s? Is PartnerRe going to buy / be more dependent on retrocession coverage in the future?

PartnerRe does not depend on retrocession. PARIS RE has reduced its retrocessions, but still relies to some extent on retrocession for some lines of business. After the transaction is completed, we will reevaluate our policy of retrocession-buying.

How will this acquisition impact PartnerRe’s diversification? What lines will grow in proportion, what lines will decrease? What are the concentration risks associated with this transaction?

We don’t have a revenue plan yet as both organizations will operate as separate companies until the completion of the public exchange offer.

We will enhance our diversified spread of business both by business line and geography.

On a pro-forma basis, the catastrophe and various specialty lines will be boosted, as will business coming from developing markets. We will also better diversify our portfolio by type of business by increasing the Non-Proportional and Facultative component.

Initially, there will be increased aggregation in the catastrophe and credit lines, but these will be within our pre-defined risk limits.

While we can’t say exactly what the portfolio will look like, we can say that continuity of offer to our clients will be a primary goal. There will be no sudden exiting of any segment of business. If after analysis a segment doesn’t fit into PartnerRe’s long term strategy, any exit will be measured and communicated with advance notice.

With approximately 46% of PartnerRe’s business already being European, what value does this transaction bring to PartnerRe in terms of geographic spread, product spread and overall volume of business? Does it create a geographic imbalance that ultimately increases volatility?

No. On the contrary, the incremental scale and enhanced diversification that PartnerRe will achieve through this acquisition should reduce volatility. Our geographic spread is aligned with the global reinsurance market and this acquisition does not change that. This acquisition will position PartnerRe with enhanced stability and strength to further pursue our strategic and financial goals. While there will be some overlaps initially, we intend to maintain the diversification strategy that we have had in place for the last nine years.

Will PartnerRe now seek a similar acquisition in the U.S. to create geographic balance?

There are opportunities for organic growth in the U.S., particularly on the casualty side, if and when market conditions improve. PartnerRe has reduced its U.S. casualty book over the last 2 years and we are in a position to add substantially to it providing any new business meets our risk and return goals. Our geographic balance before this acquisition is similarly aligned with the global reinsurance market. This acquisition does not change that.

How does this transaction impact our Capital Markets Group? Fixed Income? Capital Assets?

The PARIS RE investment portfolio is comprised of very high quality, liquid investments. We anticipate that when the portfolios are combined, we will find opportunities to increase our allocation to Capital Assets, consistent with our increase in our total capital resources. This should allow us to better optimize the risk/return profile of the combined portfolio.

How does this transaction impact our Life business?

As is the case for Capital Assets, Life will at first appear underweight in our combined book. But with increased capital resources, we expect to be in a good position to pursue opportunities for organic growth in Life, when the market conditions and risk/return profile are favorable.

Cedants / Brokers

A note regarding timing of the transaction and impact on January 1 2010 renewals:

This transaction is structured in three steps. In the first step of the transaction, PartnerRe, which recently acquired approximately 6% of PARIS RE’s outstanding common shares, will acquire an additional 57% of PARIS RE’s shares from certain private equity investors. Immediately prior to the closing of this block purchase, PARIS RE intends to effect a capital distribution equivalent to $3.85 per common share to all of its shareholders. In the coming weeks, PartnerRe may enter into agreements to purchase additional PARIS RE shares from certain other shareholders who were or were related to shareholders of PARIS RE prior to its initial public offering. Following the block purchase, we intend to commence a voluntary public exchange offer for all of PARIS RE’s shares not acquired in the block purchase. The public exchange offer would be subject to the approval of the French Autorité des Marchés Financiers, an independent expert’s report and the listing of PartnerRe shares on Euronext Paris. Following the completion of the public exchange offer, PartnerRe intends to acquire any remaining shares through a compulsory merger. The block purchase is subject to a number of conditions, including governmental and regulatory approvals, the satisfaction of customary closing conditions, PartnerRe shareholder approval and PARIS RE shareholder approval to remove the provisions of its articles of association purporting to require a cash takeover bid for any acquisition of more than one-third of the voting rights of PARIS RE. The sellers in the block purchase have agreed to vote in favor such removal. The parties currently expect that the block purchase will be completed in Q4 2009 and the remaining transaction steps will be completed during Q1 2010.

Any renewal before and as per January 1, 2010 will be conducted by PARIS RE and PartnerRe as two separate companies with separate books of business, with their own guidelines and business approach. Until the close of the transaction (expected for Q1 2010), both companies will make their underwriting decisions independently.

Continuity of offer to our clients will be a primary goal. There will be no sudden exiting of any segment of business. If after analysis a segment does not fit into PartnerRe’s long term strategy, any exit will be measured and communicated with advance notice.

Why should cedants / brokers embrace this transaction?

This transaction will make PartnerRe a larger, financially stronger reinsurer with enhanced offerings. As a result, PartnerRe will be able to provide clients with more capacity, higher limits and improved long term stability and security.

This transaction will also deepen PartnerRe’s underwriting expertise, especially in facultative underwriting and within certain emerging markets.

How will the timing of the deal impact renewals between now and the completion of the transaction?

No impact. Both companies will complete the January 1, 2010 renewals as separate entities.

What will be your philosophy/approach for those treaties where you will have a larger share as a result of the combined books of business?

If risk accumulation or other contract-specific issues become a concern to our clients, we will discuss these with our cedants or brokers to avoid any difficulties for them. With the increased capital base following the acquisition, PartnerRe will be able to provide clients with more capacity and higher limits.

Will there be any changes to your underwriting philosophy and risk management approach to accommodate the new business PartnerRe has absorbed?

No change to strategy, risk management philosophy and underwriting process.

Will you retain PARIS RE’s whole book of business and continue to support lines of business or reinsurance contracts at PARIS RE that you haven’t previously underwritten at PartnerRe?

Both companies will conduct renewals up to and including January 1, 2010 as separate companies. We will integrate and combine the two portfolios in the course of 2010. Having analyzed PARIS RE’s portfolio, we know that PartnerRe can carry the combined exposures, so there will be “no drama”. Continuity of offer to our clients will be a primary goal in managing client relations through the integration. We foresee very few instances where we would decide to reduce or exit business lines. However, it would be too speculative to speak about future renewals now as market conditions may change.

We emphasize that there will be no sudden exiting of any segment of business. If after our analysis next year a segment would not fit into PartnerRe’s long term strategy, any exit will be measured and communicated with advance notice.

How does this acquisition impact your Life book of business?

This transaction will only have a moderate impact on the life book. However, PartnerRe’s life business will benefit from the larger capital base that this transaction will generate for PartnerRe, enabling PartnerRe to provide clients with more capacity in Life business.

How does this acquisition impact your US book of business?

PARIS RE has a broad US portfolio covering a wide range of segments and representing approximately one third of their book. The portfolio, which includes business mapped to several of our Business Units, complements PartnerRe’s US portfolio and includes certain segments and distribution channels in which we are not active. We expect that we will be able to leverage our market position to focus our capacity on the most profitable segments while enhancing diversification. This will include achieving increased lines on the most attractive business, and incorporating new segments where they enhance our portfolio.

What additional skills will PARIS RE bring to PartnerRe’s underwriting?

Historically the underwriting approaches of the two companies have been somewhat different, reflected, for example, in the higher non-proportional and facultative component of business in the PARIS RE book. The broader range of experiences in terms of risk and cedant/broker interaction as one company will lead to better discussions and outcome with our clients.

Are you increasing your underwriting limits?

Yes, once the transaction is completed, and integration has taken place, the increased capital base of PartnerRe will allow PartnerRe to underwrite more business, and with increased underwriting limits. Obviously, we will not fully employ those increased limits unless the risk- adjusted returns are adequate.

Will increased exposure as a result of the transaction make you more vulnerable to shock losses?

We will be less vulnerable as a result of having increased capital, less leverage and increased diversification. The three biggest exposures to PartnerRe’s balance sheet continue to be the catastrophe, casualty reserving and equity risk. PARIS RE has less casualty exposure, little equity exposure and PartnerRe can carry the combined cat risk within the current cat guidelines and within the same percentage of economic capital.

What happens if there is a major loss between now and the close of the transaction?

The price to be paid is subject to adjustment up or down if the parties’ relative tangible book values diverge significantly prior to the closing of the block purchase. Obviously relative changes of this magnitude would likely be associated with a major industry event. In addition, the number of PartnerRe shares payable for each PARIS RE share in the public exchange offer and the merger will be appropriately adjusted upwards to account for any dividends declared on the PartnerRe common shares having a record date following the closing of the block purchase but before the settlement of the exchange offer.

Which office or underwriter should I deal with now?

Until and through the January 1, 2010 renewals you will continue to work with the office and underwriters you have worked with so far.

Who will be my new contact after the transaction has been closed?

The integration of the two companies will begin in 2010, when we have full ownership. We will inform you about any changes to your contact person if such changes should take place.

How will the transfer of portfolios take place and when?

There will be no transfer of portfolios during 2009. The exact method and timing of a portfolio transfer will be dependent on the future legal structure of the combined company, which will be finalized only when we have full ownership.

Cautionary Statement

This document includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on PartnerRe’s and PARIS RE’s assumptions and expectations concerning future events and financial performance, in each case, as they relate to PartnerRe, PARIS RE or the combined company. Such statements are subject to significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. These forward-looking statements could be affected by numerous foreseeable and unforeseeable events and developments such as exposure to catastrophe, or other large property and casualty losses, adequacy of reserves, risks associated with implementing business strategies and integrating new acquisitions, levels and pricing of new and renewal business achieved, credit, interest, currency and other risks associated with PartnerRe’s, PARIS RE’s or the combined company’s investment portfolio, changes in accounting policies, the risk that a condition to closing of the proposed transaction may not be satisfied, the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated, failure to consummate or delay in consummating the proposed transaction for other reasons, and other factors identified in PartnerRe’s filings with the United States Securities and Exchange Commission (the “SEC”) and in the documents PARIS RE files with the Autorité des Marchés Financiers (French securities regulator) and which are also available in English on PARIS RE’s web site (www.paris-re.com). In light of the significant uncertainties inherent in the forward-looking information contained herein, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the dates on which they are made. Each of PartnerRe or PARIS RE disclaims any obligation to publicly update or revise any forward-looking information or statements.

Contacts:	PartnerRe Ltd.	Sard Verbinnen & Co.
	(441) 292-0888	(212) 687-8080
	Investor Contact: Robin Sidders	Drew Brown/Jane Simmons
Media Contact: Celia Powell

Additional Information and Where to Find It

PartnerRe will file a proxy statement and, if required by applicable laws and regulations, will file an exchange offer prospectus with the SEC in connection with the proposed transaction. PartnerRe and PARIS RE urge investors and shareholders to read such documents when they become available and any other relevant documents filed with the SEC because they will contain important information. If these documents are filed, investors and shareholders will be able to obtain these documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by PartnerRe are available free of charge by contacting Investor Relations, PartnerRe Ltd., 90 Pitts Bay Road, Pembroke, Bermuda HM 08, (441) 292-0888 or on the investor relations portion of the PartnerRe website at www.partnerre.com.

PartnerRe and its Directors, Executive Officers and other members of management may be deemed to be participants in the solicitation of proxies from PartnerRe’s shareholders in connection with the proposed transaction. Information regarding PartnerRe’s Directors and Executive Officers is set forth in the proxy statement for PartnerRe’s 2009 annual meeting, which was filed with the SEC on April 9, 2009. If and to the extent that PartnerRe’s Directors and Executive Officers will receive any additional benefits in connection with the transaction that are unknown as of the date of this filing, the details of those benefits will be described in the proxy statement and the exchange offer prospectus. Investors and shareholders can obtain additional information regarding the direct and indirect interests of PartnerRe’s directors and executive officers in the transaction by reading the proxy statement and the exchange offer prospectus when they become available.

Important Information for Investors and Shareholders

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Subject to satisfaction of certain conditions precedent, PartnerRe will file an exchange offer for PARIS RE shares and warrants to purchase such shares. A detailed information document (a prospectus) will be filed with the Autorité des Marchés Financiers (AMF) in France and will be accessible on the websites of the AMF (www.amf-france.org) and PartnerRe (www.partnerre.com) and may be obtained free of charge from PartnerRe.